Filed by AirGate PCS, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                            Subject Company: AirGate PCS, Inc.
                                               Commission File No.: 333-109165
[GRAPHIC OMITTED]



                  AIRGATE PCS, INC. EXTENDS THE EXPIRATION DATE
              OF THE EXCHANGE OFFERS FOR OUTSTANDING DISCOUNT NOTES

              Offer set to expire at 9:30 a.m., New York City time,
                         on Thursday, February 12, 2004

ATLANTA (February 11, 2004) - AirGate PCS, Inc. (OTCBB:PCSA.OB), a PCS Affiliate of Sprint, today announced that its exchange offers for all of its 13.5% Senior Subordinated Discount Notes due 2009 and the related consent solicitations, which were scheduled to expire at 11:59 p.m., New York City time, on February 11, 2004, have been extended to expire at 9:30 a.m., New York City time, on February 12, 2004. The extension will accommodate the special meeting of shareowners called for 9:00 a.m. that day to approve, among other matters, AirGate's issuance of its common stock in the exchange offers. As of 5:00 p.m., New York City time, on February 11, 2004, AirGate had received tenders and consents from holders representing more than 99% of the outstanding discount notes.

Holders of discount notes may request additional copies of the Prospectus and Solicitation Statement and the related Letter of Transmittal and ballots by contacting Audrey Griswald at Bondholder Communications Group, the information agent, at (212) 809-2663.

About AirGate PCS

AirGate PCS, Inc. is the PCS Affiliate of Sprint with the right to sell wireless mobility communications network products and services under the Sprint brand in territories within three states located in the Southeastern United States. The territories include over 7.2 million residents in key markets such as Charleston, Columbia, and Greenville-Spartanburg, South Carolina; Augusta and Savannah, Georgia; and Asheville, Wilmington and the Outer Banks of North Carolina.

                                      # # #

AirGate has filed a Registration  Statement on Form S-4 and a Proxy Statement on
Schedule 14A with the Securities and Exchange Commission (the "SEC"). The terms and conditions of the exchange offer, and other important information, are contained in AirGate's Prospectus and Solicitation Statement, dated January 14, 2004, which is included in the Registration Statement on Form S-4. Holders of the discount notes are urged to read the Registration Statement on Form S-4, including the Prospectus and Solicitation Statement relating to the exchange offer, and shareowners and investors are urged to read the Proxy Statement on
Schedule 14A (and, in each case, any amendments thereto) because they contain important information. These documents and amendments to these documents have been or will be filed with the SEC. These and other documents that are filed with the SEC may be obtained at the SEC's web site at www.sec.gov. You may also obtain each of these documents (when available) from us by directing your request to Investor Relations at (404) 525-7272.

This announcement is not an offer to exchange, a solicitation of an offer to exchange or a solicitation of consent with respect to any discount notes. The public exchange offer and consent solicitation is being made solely by the Prospectus and Solicitation Statement. The foregoing shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of AirGate common stock or new secured notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This news release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the wireless industry, the recapitalization plan, our beliefs and our management's assumptions. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

Factors that could cause actual results to differ include: our ability to consummate the restructuring; the impact of a prepackaged or other plan of reorganization for AirGate; our dependence on the success of Sprint's wireless business; the competitiveness and impact of Sprint wireless pricing plans and PCS products and services; intense competition in the wireless market and the unsettled nature of the wireless market; the potential to continue to experience a high rate of customer turnover; the ability of Sprint to provide back office billing, subscriber care and other services and the quality and costs of such services or, alternatively, our ability to outsource all or a portion of these services at acceptable costs and the quality of such services; subscriber credit quality; the ability to successfully leverage 3G products and services; inaccuracies in financial information provided by Sprint; new charges and fees, or increased charges and fees, imposed by Sprint; the impact and outcome of disputes with Sprint; our ability to predict future customer growth, as well as other key operating metrics; the impact of spending cuts on network quality, customer retention and customer growth; rates of penetration in the wireless industry; our significant level of indebtedness and debt covenant requirements; the impact and outcome of legal proceedings between other Sprint network partners and Sprint; the potential need for additional sources of capital and liquidity; risks related to our ability to compete with larger, more established businesses; anticipated future losses; rapid technological and market change; an adequate supply of subscriber equipment; the current economic slowdown; and the volatility of AirGate PCS' stock price.

For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this news release, please refer to AirGate PCS' filings with the SEC, especially in the "risk factors" section of AirGate PCS' Form 10-K for the fiscal year ended September 30, 2003 and Registration Statement on Form S-4 relating to the public exchange offer, and in subsequent filings with the SEC. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.